BlackRock Variable Series Funds, Inc.:  BlackRock High Yield V.I. Fund

77(I)
Terms of new or amended securities

Effective December 26, 2011, the establishment and designation of Classes are as follows:

1.	The new class of Shares is designated as Class III Shares.

2.	The classes of Shares established and designated are as follows:

a.	Class I Shares
b.	Class III Shares